Andrew Seaberg 215-988-3328 Andrew.Seaberg@faegredrinker.com

October 23, 2020

VIA EDGAR

Mr. David Orlic
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Trust for Credit Unions (“Registrant”) Response to Examiner Comments on Preliminary Proxy Statement (File Nos. 33-18781 and 811-5407)

Dear Mr. Orlic:

The following responds to the comments we received from you on October 21, 2020, regarding the above-referenced Preliminary Proxy Statement (the “Preliminary Proxy Statement”).  The Preliminary Proxy Statement was filed in advance of a special meeting of shareholders.  Our responses (in bold) follow your comments.

1.      Comment:   On page 2 of the proxy statement, please clarify the effect of the breakpoints in the Portfolios advisory fees on the total advisory fees paid by a Portfolio.

Response:    The Registrant will add the requested clarification.

2.      Comment:  On page 10 of the proxy statement, please disclose the comparison finding in the Board’s review of the Portfolios’ performance against the performance of other, similar funds.

Response:    The Registrant will make the requested change.

3.      Comment: Modify the disclosure under  Proposal 2 on page 12 to meet the requirements of Rule 14a-4(c)(5).

Response:    The Registrant will make the requested change.

4.      Comment:   For the disclosure of control persons of the investment adviser, please disclose who controls Platform ALM Holdings.

Mr. David Orlic

October 23, 2020

Response:    The Registrant will add the requested disclosure.

5.      Comment:  For the disclosure of control persons of the investment adviser, provide the basis of control over ALM First Financial Advisors, LLC for Platform ALM Holdings and Emily Hollis.

Response:    The Registrant will disclose that Ms. Hollis and Platform ALM Holdings are each control persons by virtue of their ownership of 25% or more of the parent company of ALM First Financial Advisors, LLC.

6.      Comment: In the disclosure of the effect of an abstention, update the statement regarding the effect of an abstention to cover each proposal separately.

Response:    The Registrant will make the requested change.

7.      Comment:   When completing the table under “Principal Holders of Portfolio shares on page 22, include the number of shares held in the table.

Response:    The Registrant will include the requested information.

We thank you for your assistance.  If you should have any questions regarding the Registrant’s responses to your comments, please do not hesitate to contact the undersigned at 215-988-3328.

Sincerely, /s/ Andrew E. Seaberg Andrew E. Seaberg

cc:	Mr. Jay Johnson Michael P. Malloy, Esq. Daniel P. Dawson, Esq.